July 31, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	Gibraltar Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended March 31, 2008
File No. 0-22462
Dear Mr. Cash:
     We are submitting this letter in response to your letter dated July 3, 2008 addressed to me as Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (“Company”). For your convenience the Staff’s comments are set forth in bold italics followed by our responses.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007
General
1.	Explain in future filings the meaning of an abbreviation or acronym when introduced in a document. For example, refer to “HVAC” on page 3 and “FEMA” on page 4.
Response
HVAC is an acronym for heating, ventilation and air conditioning and FEMA is an acronym for the Federal Emergency Management Agency. The Company will explain in future filings the meaning of an abbreviation or acronym when introduced in a document.
MD&A – Critical Accounting Policies, page 27
Goodwill and other indefinite-lived intangible asset impairment testing, page 28
2.	We note that your net book value exceeded your market capitalization at December 31, 2007. Please tell us how you considered this factor in your goodwill impairment analysis.
Response
We test goodwill for impairment on an annual basis during the fourth quarter, as of October 31. Our market capitalization exceeded our net book value throughout the first three quarters of 2007 and approximated our net book value as of October 31, 2007. (Our net book value of $575 million exceeded our market cap by approximately $37 million as of October 31, 2007). The decline of our market capitalization below net book value was a recent event, primarily occurring in November and December of 2007.
We considered whether the decline in our market capitalization as of December 31, 2007 and thereafter was an indicator of impairment. We believe our stock price was negatively affected by the equity markets’ reaction to the accelerating downturn in the new build residential housing and domestic automotive manufacturing industries during the latter portion of 2007. However, while we sell our products to companies that operate in both of these industries, we also participate in the repair and remodel sectors of the residential housing industry and the industrial and commercial construction industries and nonferrous metals market. These other markets had not experienced the downturns seen in the new residential housing and domestic automotive manufacturing industries. We reviewed the analyst sentiments regarding Gibraltar at the time of our impairment test, noting that they overwhelmingly stated that the downturn in these two end markets would provide a challenging environment in 2008 even as management of the Company focused on lean initiatives and cost containment strategies, providing evidence to us that our stock price was negatively impacted by the downturn in these two end markets, rather than any change in the Company’s operations. We also considered the change in market value among similar companies and noted that the decline in the market price of Gibraltar’s shares from December 31, 2006 to both October 31, 2007 and December 31, 2007 were consistent with the declines experienced at these similar companies.
We considered the excess of fair value over market capitalization throughout 2007, at October 31, 2007 and at December 31, 2007. Estimated fair value of our business was 119% of average market capitalization throughout 2007, 126% at October 31, 2007 and 136% at December 31, 2007. We considered the average and October 31 excess as a reasonable control premium. We concluded that excess of fair value to market capitalization at December 31, 2007 was a result of both a reasonable control premium and the negative reaction to a recent and short term trend in certain of the end markets we serve.
We considered the downturn in the new build residential and domestic automotive manufacturing industries to be temporary in nature and not due to longer term effects from a change in product technology, competition or alternative products to meet customer needs. The new build residential housing industry is cyclical with new construction starts expected to decline below 1 million single family units during 2008. The residential housing industry last experienced such levels in 1990-1991 and prior to that in 1980-1982 (Source: US Census Bureau). This market has historically recovered with double digit increases in new housing starts after such downturns.
Based upon the factors discussed above, we concluded that the recent decline in our market capitalization through December 31, 2007 was temporary in nature and not an indicator of impairment. We concluded that our discounted cash flows used in the October 31 impairment test, which included the downturn in housing starts in the initial years of our estimated future cash flows, continued to provide the best estimate of fair value.
3.	We note the material balance of goodwill at December 31, 2007 and the significant increase during 2007. Please provide us supplementally, and disclose in future filings, the following information.
•	Define and describe the reporting units at which you test goodwill for impairment and address any changes in those units or goodwill allocations during the periods presented.

•	We note that the “primary valuation method” for determining the fair market value of your reporting units is a discounted cash flow analysis.
•	Please disclose any other methodologies you use, including a description of and the assumed benefits of a valuation prepared under each method, and why management selected each applicable method as being meaningful for preparing your goodwill impairment analysis.

•	If applicable, please disclose how you weight each of these methods, including how you determined the weights for each method. To the extent that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the impact on fair value if you weighted the methods differently.
•	For each methodology, provide a description of the material assumptions used and the sensitivity of those assumptions in determining fair value. For example, for a discounted cash flow analysis such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and the terminal rate.

•	To the extent that the carrying value of any of your reporting units is not materially different from its estimated fair value or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those reporting units, including the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.
Response
In response to bullet 1 and your request for supplemental information, our reporting units are one level below our operating segments. We have 12 reporting units, which are individual businesses we acquired in prior years, or are combinations of businesses we acquired. In accordance with SFAS No. 142 paragraph 30, we identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. The only changes to the reporting units during the periods presented relate to acquisitions and dispositions that occurred during the periods. The 2007 increase in goodwill of $86.2 million was primarily from 3 acquisitions whose approximate goodwill was $81.2 million (with the remainder of the change additional consideration on prior year acquisitions of $0.2 million and currency translation of $4.8 million).
In response to bullet 2 the method we use to determine fair market value is discounted cash flow analysis. We do not use any other methodologies to determine fair market value of our reporting units. This has been disclosed in Note 1 to our financial statements. In future filings we also will clarify this disclosure in our critical accounting policies. We had considered whether other methodologies would provide better information and concluded that discounted cash flows would provide the best estimate of fair market values. Valuations of comparable public companies were not relied upon because most of the publicly traded companies in our industry are significantly larger than our reporting units which affects comparability. We also did not consider comparable transaction data due to the small number of like-sized transactions available and the fact that these transactions are often based on adjusted profitability, and if debt was assumed, the amount of debt is usually not disclosed.
In response to bullet 3, the key assumptions used in our discounted cash flow analysis included sales growth and profit margins based on internal forecasts, estimated weighted-average cost of capital based on market participants, and terminal growth rate. 2008 sales were forecast to decline between 2.2% and 18.6% in those reporting units that largely serve domestic markets, with increases in sales beginning in 2009. The compound growth rate of sales for the first five years of our projections ranged between 4% and 10%, with the higher growth rates in those businesses that experienced sharp declines due to the downturn in the residential housing market. The terminal growth rates were projected at 3.2% after five years, which reflects our estimate of long term GDP growth. Profit margins were projected to return to historical norms by 2011 in the individual reporting units as we expect the residential housing industry to recover over the next few years. The weighted average cost of capital was determined to be 10.2% based upon an analysis of similar companies. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. For example a decline in the terminal growth rate greater than 95 basis points, or an increase in the weighted average cost of capital greater than 66 basis points would have indicated impairment of one reporting unit as of October 31, 2007.

In response to bullet 4, the estimated fair market value of our individual reporting units materially exceeded the carrying value of the respective reporting units and we did not identify any reasonably possible impairment charges. The following table shows the estimated fair market value and carrying value of each of our reporting units as of October 31, 2007:

				%
			Excess of	excess of
		Net Book	FMV	FMV
	Total	Value of	over	over
Reporting Unit	FMV	Assets	NBV	NBV	Goodwill
#1	54,248	42,694	11,554	27%	18,264
#2	25,120	20,700	4,420	21%	3,587
#3	86,991	61,071	25,920	42%	21,304
#4	36,266	29,134	7,132	24%	19,569
#5	29,583	18,316	11,267	62%	4,468
#6	180,681	73,498	107,183	146%	27,560
#7	52,475	44,990	7,485	17%	22,631
#8	153,966	140,832	13,134	9%	111,499
#9	66,222	52,471	13,751	26%	4,238
#10	14,858	10,549	4,309	41%	3,825
#11	408,752	250,452	158,300	63%	110,285
#12	88,351	43,900	44,451	101%	23,100

Remaining businesses*	161,688	323,472	(161,784)		81,233

	1,359,201	1,112,079	247,122		451,563

Debt		536,826

Equity		575,253

		$1,112,079

*	includes businesses with no goodwill, unallocated corporate cash out flows, and three entities acquired in 2007 for which impairment was not tested due to their then very recent purchase valuations. The excess of FMV over NBV of assets is negative for their remaining businesses due to the inclusion of the present value of the unallocated corporate cash out flows.
We reconciled estimated fair market value of our business to market capitalization as follows

Estimated fair market value	$1,359,201

Long-term debt	536,826
Market value of common stock	538,550

Market capitalization	$1,075,376

Control premium	283,825	26%

In summary, and supported by the supplemental data above, the estimated fair market value of each of our individual reporting units materially exceeded their carrying values and we did not identify any reasonably possible impairment charges.
Regarding future disclosures, we will modify our critical accounting policy disclosures in future filings to clarify as follows:
We test goodwill for impairment at least annually, during our fourth quarter, and more frequently whenever events occur or circumstances change that indicate there may be an impairment. These events or circumstances could include a significant long-term adverse change in the business climate, poor indicators of operating performance or a sale or disposition of a significant portion of a reporting unit.
We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. We currently have 12 reporting units. The impairment test consists of comparing the fair value of a reporting unit, determined using discounted cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, the implied fair value of goodwill is compared to the carrying amount of goodwill. An impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeds the implied fair value of goodwill.
Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and judgmental factors. The key estimates and factors used in the discounted cash flow valuation include revenue growth rates and profit margins based on internal forecasts, terminal value and the weighted-average cost of capital used to discount future cash flows.
To the extent that carrying value for any reporting unit is not significantly different from its estimated fair market value, we will also disclose in future filings:
The testing performed as of October 31, 20XX, indicated a significant excess of estimated fair market value over book value for all but one reporting unit. This unit had goodwill of $ XX,XXX,XXX, net book value of $ XX,XXX,XXX and estimated fair value of $XX,XXX,XXX. If the Company’s projected long-term sales growth rate, profit margins, or terminal rate are considerably lower, and/or the assumed weighted average cost of capital is considerably higher, future testing may indicate an impairment in this reporting unit and other of the Company’s reporting units and, as a result, the related goodwill may also be impaired.
To the extent that carrying value of each reporting unit is significantly less than the estimated fair market value, we will include the following disclosure:
The testing performed as of October 1, 2007, indicated a significant excess of estimated fair market value over book value for each unit. However, if the projected long-term sales growth rates, profit margins, or terminal rates are considerably lower, and/or the assumed weighted average cost of capital is considerably higher, future testing may indicate an impairment of one or more of the Company’s reporting units and, as a result, the related goodwill may also be impaired.
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008
Consolidated Financial Statements
Note 14 – Supplemental Financial Information, page 16
4.	Based on our review of the consolidating statements of cash flows, we note that the parent company (Gibraltar Industries, Inc.) had no revenues during each period presented; however we also note that the parent company presented positive operating cash flows during each interim period and during the year ended December 31, 2005. It appears to us that this may have resulted from the improper classification of changes in inter-company receivables/payables in operating cash flows rather than financing cash flows during the periods presented. Please explain to us how and why you believe your current presentation complies with SFAS 95 or tell us how-you intend to revise future filings to comply with SFAS 95.
Response
We have reviewed the parent’s cash flows and have determined that there was improper classification of changes in inter-company accounts that caused the presentation of positive cash flows from operations for the parent, with a corresponding decrease in cash flows from operations for the guarantors. In future filings, we will correct the classification of changes in inter-company accounts as financing cash flows in this footnote for all periods presented.
Controls and Procedures, page 28
5.	We note that your officers concluded that the Company’s disclosure controls and procedures ”...were designed and functioning effectively to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission, rules and forms.” Please confirm and revise future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated, and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule I3a-15(e) for the definition of disclosure controls and procedures. Alternatively, your officers may conclude in future filings that the Company’s disclosure controls and procedures are “effective” or “ineffective” without defining them consistent with the presentation in your December 31, 2007 10-K.
Response
In future filings the Company’s executive officers making conclusions concerning the effectiveness of the Company’s disclosure controls and procedures will conclude whether they are “effective” or “ineffective” without defining those disclosure controls and procedures. In addition, the Company hereby confirms to the Staff that the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer also concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.
For example, when the Company’s officers conclude that disclosure controls and procedures are effective in our future filings, the Company will include the following disclosure:
“The Company maintains a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures contained in this report. The Company’s Chief Executive Officer and Chairman of the Board, President and Chief Operating Officer, and Senior Vice President and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls as of the end of the period covered in this report. Based upon that evaluation, the Company’s Chief Executive Officer and Chairman of the Board, President and Chief

Operating Officer, and Senior Vice President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective.”
DEFINITIVE 14A FILED APRIL 17, 2008
Compensation Committee, page 3
6.	In future filings, please clarify your processes and procedures for the consideration and determination of executive and director compensation. Refer to Item 407(e)(3) of Regulation S-K. For example, please clarify the compensation committee‘s responsibilities and the role of your compensation consultant.
Response
In future proxy statement filings the Company will clarify its processes and procedures for the consideration and determination of executive and director compensation, including providing additional information with respect to the responsibilities of the Compensation Committee and the identity and role of the Company’s compensation consultant.
Compensation of Directors, page 6
7.	In future filings, please disclose by footnote for each director the aggregate number of stock awards outstanding at fiscal year end. Refer to Instruction to Item 402(k)(iii) of Regulation S-K.
Response
In future proxy statement filings the Company will disclose by footnote for each director the aggregate number of stock awards outstanding at the applicable fiscal year end.
Annual Management Incentive Compensation Plan, page 8
8.	In future filings, please clarify how you determined the MICP payments. It is unclear how you determined that 2007 MICP payments were 67% of the targeted level.
Response
In future proxy statement filings, the Company will clarify the manner and amounts in which it determines Management Incentive Compensation Plan payments.
Summary Compensation Table, page 13
9.	We note your statements in the last sentence of footnotes 2 and 3. Please review your future filings to remove any implication that your analysis is a substitute for the complete information as required by the SEC’s rules.

Response
In future proxy statement filings, the Company will remove the last sentence from each of footnotes 2 and 3 to the Summary Compensation Table, so that the footnotes will read:
“(2)	This column represents the dollar amount recognized for financial statement reporting purposes for the respective fiscal year for the fair value of restricted stock and restricted stock units granted that year as well as prior years. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For restricted stock and restricted stock units, fair value is calculated using the closing price of Gibraltar Industries, Inc. common stock on the date of grant.

(3)	This column represents the dollar amount recognized for financial statement reporting purposes for the respective fiscal year for the fair value of stock options granted to the named executive in 20XX. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No named executive received stock options during 20XX or 20XX and, other than Mr. Murray, no named executive had unvested options outstanding during 20XX or 20XX.”
Payments Upon Termination of Employment, page 19
10.	For Mr. Henning Kornbrekke’s payments, it is unclear to what rows in the table on page 20 footnotes (2) and (3) relate. Please revise in future filings.
Response
In future proxy statement filings, the Company will clarify the rows that footnotes 2 and 3 relate to in the Payments Upon Termination of Employment Table with respect to Mr. Henning Kornbrekke.
Certain Relationships and Related Transactions, page 30
11.	Expand the disclosure in future filings relating to the second amended and restated credit agreement with KeyBank National Association to state the amount of the transaction. Additionally, indicate the relationship of Mr. Robert E. Sadler, Jr. to Gibraltar Industries, Inc. See Item 404(a) of Regulation S-K and the instructions to paragraph (a) of Item 404.
Response
In future filings requiring disclosure of transactions with related persons under Item 404(a) of Regulation S-K, the Company will expand its disclosure to indicate that Mr. Robert E. Sadler is a director of the Company and state the amount of the Second Amended and Restated Credit Agreement transaction.
12.	Expand the disclosure in future filings relating to the consulting agreement with Mr. Neil E. Lipke to state the amount of the transaction. See Item 404(a) of Regulation S-K and the instructions to paragraph (a) of Item 404. Further, advise whether Gibraltar Industries, Inc. has filed the consulting agreement as an exhibit with the Commission. If Gibraltar Industries. Inc. has not filed the consulting agreement as an exhibit with the Commission, tell us why Gibraltar Industries, Inc. has not filed the consulting agreement as an exhibit with the Commission. See Item 601(b)(I0) of Regulation S-K.
Response
This Consulting Agreement was entered into by the Company and Neil E. Lipke in 2003, at which time Mr. Lipke was not a named executive officer within the meaning of Item 402(a)(3) of Regulation S-K. In addition, the Company evaluated the Consulting Agreement in view of the requirements of Item 601(b)(10)

of Regulation S-K, and concluded that the $125,000 paid to Mr. Lipke under this Consulting Agreement in 2007 was not material. Accordingly, the Company believes that the filing of Mr. Lipke’s Consulting Agreement is not required under Item 601(b)(10)of Regulation S-K. Further, notwithstanding a typographical error in the Company’s proxy statement indicating otherwise, according to its terms the Consulting Agreement with Mr. Lipke expired December 31, 2007 and the Company does not expect to make any further disclosure of this Consulting Agreement in future filings.
13.	Based on the disclosure relating to Gibraltar Industries, Inc.’s operating lease agreements with the former owners of Construction Metals in footnote 16 of the financial statements in the 10-K, it is unclear why disclosure relating to the operating lease agreements is omitted in the certain relationships and related transactions section. See Item 404 of Regulation S-K, and revise in future filings.
Response
At the time of the acquisition of Construction Metals, Inc. (“CMI”) in 2003, the Company determined that Jim Tompkinson, one of the former owners of CMI, was a member of management due to his responsibilities overseeing some of the Company’s building products businesses. Consequently the leases were considered related party in nature. Mr. Tompkinson, who is no longer employed by the Company, was not then or thereafter a person falling within the definition of “related person” within the meaning of Item 404(a) and the Instructions to Item 404(a) of Regulation S-K. Therefore the Company did not include a description of the leases in the Regulation SK Item 404(a) disclosure in the proxy statement for the 2008 Annual Meeting of Stockholders.
14.	Expand the disclosure in future filings to describe Gibraltar Industries, Inc.’s policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. Please also indicate whether the policies and procedures are in writing. See Item 404(b) of Regulation S-K. For additional guidance on disclosure requirements for related person transactions, see Section V of Release No. 34-54302A.
Response
In future filings disclosing transactions under Item 404 of Regulation S-K the Company will expand its disclosure to describe the Company’s policies and procedures for the review, approval or ratification of such transactions, including whether the policies and procedures are in writing.
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing fully responds to the Staff’s comments. Please contact me if you require additional information.
Respectfully submitted,
/s/ Kenneth W. Smith
Kenneth W. Smith
Senior Vice President and Chief Financial Officer